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                                  EXHIBIT 99.3
                    [OHIO STATE BANCSHARES, INC. LETTERHEAD]

December 8, 1998


Dear Shareholder:

Ohio State Bancshares is making an offer to its shareholders of 24,800 shares of its common stock at a price of $45.00 per share. You are entitled to purchase a maximum of 1 share for every 4.8871 shares of common stock that you owned as of the close of business on December 1, 1998. The offering of stock to existing shareholders only will expire on January 31, 1999.

If our current shareholders do not purchase all of the 24,800 shares, the balance remaining after January 31, 1999, will be offered to the public at a price of $47.00 per share. You may also subscribe to purchase shares in this public offering. If the public offering is oversubscribed, the Company will decide on a case by case basis which of the public offering subscriptions to accept.

I have enclosed the prospectus for this stock offering, along with the subscription agreements that you may sign and return to me to purchase shares and a stamped and addressed envelope for the subscription agreements. One of the subscription agreements is titled "Rights Subscription Agreement." The other is titled "Subscription Agreement." Complete, sign and return the Rights Subscription Agreement, along with a check for the total purchase price, to purchase shares at $45 per share to which you are entitled as a current shareholder. In making out your check, remember that you are entitled to buy a maximum of 1 share for every 4.8871 shares you owned at December 1, 1998. Complete, sign and return the Subscription Agreement for any additional shares you want to buy, but do not send a check for the amount in the Subscription Agreement. We will contact you later if you get to purchase additional shares and you can send the check at that time.

Please read the prospectus carefully. It describes the terms of the stock offering and contains important information about Ohio State Bancshares.

Your Board of Directors plans to use the proceeds from this common stock offering to continue the growth of your Company. From December 31, 1994 to September 30, 1998, your Company has grown from $34,836,000 in assets to $55,904,954 in assets. For this period, the bid and ask quotations for the Company's common stock have increased from $26.50 per share bid and $28.50 per share asked during the fourth quarter of 1994, to a high bid of $43.00 per share and a high asked of $45.00 per share, during the quarter ended September 30, 1998. I believe that this common stock offering presents the opportunity for you to increase your participation in what I believe will be the continued successful growth of the Company. Again, please read the enclosed prospectus carefully and I hope that you will choose to invest.


Sincerely,



Gary E. Pendleton
President and CEO